SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            -------------------------

                                    FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _________ to _________

Commission File Number 1-8323


                -----------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     CIGNA 401(k) Plan
     Two Liberty Place, 17th Floor
     1601 Chestnut Street
     Philadelphia, PA  19192

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     CIGNA Corporation
     One Liberty Place
     1650 Market Street
     Philadelphia, PA  19192

                              Required Information
                              --------------------

Financial statements and schedule for the CIGNA 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.



                                    Exhibits
                                    --------

Exhibits are listed in the Index to Exhibits.

                          CIGNA 401(k) PLAN

                       Financial Statements and
                        Supplemental Schedule

                      December 31, 1999 and 1998

                                CIGNA 401(k) PLAN

                                TABLE OF CONTENTS


                                                                         Page
                                                                         ----

Report of Independent Accountants                                          1

Financial Statements

     Statements of Net Assets Available for Benefits                       2

     Statements of Changes in Net Assets Available for Benefits            3

     Notes to Financial Statements                                         4

Supplemental Schedule

     Schedule of Assets Held for Investment Purposes                      11

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the CIGNA 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CIGNA 401(k) Plan (the Plan) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 27, 2000

                                CIGNA 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                            As of
                                                        December 31,
                                                1999                  1998
                                               ------                ------
                                                       (In thousands)
Assets

Investments                                  $2,070,569            $1,961,823
Employer contribution receivable                 12,170                 8,939
Dividends receivable                              1,140                   914
                                             ----------            ----------
Net assets available for benefits            $2,083,879            $1,971,676
                                             ==========            ==========


  The Notes to Financial Statements are an integral part of these statements.

                                CIGNA 401(k) PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                For the Years Ended
                                                                    December 31,
                                                             1999                 1998
                                                            ------               ------
                                                                   (In thousands)
Investment income

    Net appreciation in fair value of investments        $   146,927         $   193,602

    Interest                                                  69,998              63,273

    Dividends                                                  4,325               3,480
                                                         -----------         -----------

       Total investment income                               221,250             260,355
                                                         -----------         -----------

Contributions

    Employee contributions                                    85,932              84,173

    Employer contributions                                    41,699              38,279

    Rollover contributions                                     8,227               6,259
                                                         -----------         -----------

       Total contributions                                   135,858             128,711
                                                         -----------         -----------

Benefits paid                                               (244,920)           (137,294)
                                                         -----------         -----------

Net increase                                                 112,188             251,772

Transfers from other plans                                        15              46,237

Net assets available for benefits

    Beginning of year                                      1,971,676           1,673,667
                                                         -----------         -----------

    End of year                                          $ 2,083,879         $ 1,971,676
                                                         ===========         ===========

  The Notes to Financial Statements are an integral part of these statements.

                               CIGNA 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

The following description of the CIGNA 401(k) Plan (the Plan) provides general information only. A more complete explanation of the features and benefits available under the Plan is contained in the Summary Plan Description and Prospectus. Generally, all domestic employees of CIGNA Corporation (CIGNA) and its participating subsidiaries can participate in the Plan, a defined contribution plan. Effective January 1, 1999, newly hired employees may enroll in the Plan immediately. However, only participants who have completed one year of eligible service may receive employer-matching contributions, as described below.

Employee Contributions
----------------------

The Plan permits tax-deferred contributions to a maximum of 16% of a participant's eligible earnings. Tax-deferred contributions are accomplished by means of an employee's election, pursuant to Section 401(k) of the Internal Revenue Code (IRC), to have an amount withheld by the employer from the employee's compensation, and for the employer to remit to the employee's plan account an amount equal to such withholding. Tax-deferred contributions are also referred to as "employee contributions." Employee contributions may be invested in any combination of several funds. Contributions are subject to certain limitations to comply with the IRC.

Employer Contributions
----------------------

CIGNA offers two kinds of matching contributions - the regular match, which is a 50% match of any participant's contributions up to 6% of eligible earnings and the variable match, which is determined annually and is discretionary. The variable match may be up to 2% of a participant's eligible earnings and is invested in the CIGNA Stock Fund. Effective April 1, 1999, half of the regular matching contributions for most participants are invested in the CIGNA Stock Fund. Employer contributions that are required to be invested in the CIGNA Stock Fund (i.e. nonparticipant-directed contributions) and the related investment earnings cannot be transferred to any of the Plan's other investment funds until termination of employment or attainment of age 55. The portion of matching contributions which are not required to be invested in the CIGNA Stock Fund are invested automatically in the same manner as employee contributions. These matching contributions are collectively referred to as "employer contributions."

Rollover Contributions
----------------------

The Plan may accept rollover contributions. Rollover contributions represent distributions received from other employer-sponsored, tax qualified pension or profit sharing plans. Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

                               CIGNA 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS

Vesting
-------

Employee contributions, including related investment earnings, are fully vested at all times. Employer contributions and related investment earnings vest 20% for each year of vesting service. Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year period. Early vesting rules may apply upon joining the Plan if the participant was previously employed by a CIGNA company or had an account in certain plans that have since merged into the Plan. Employer contributions and related investment earnings are fully vested upon an employee's attainment of age 65, death or total and permanent disability. Full vesting would also occur if a participating CIGNA company is sold and does not maintain a successor plan, if CIGNA discontinues matching contributions or if the Plan is terminated. On July 2, 1999, CIGNA sold its domestic and international property and casualty businesses to ACE Limited
(ACE). Participants who became employees of ACE under the terms of the sale became 100% vested in their Plan accounts.

Upon termination of a participant's employment, that portion of employer contributions and related investment earnings which are not vested are forfeited. Forfeited amounts are used to reduce future employer contributions. Forfeitures of approximately $912,000 and $1.2 million were used to reduce employer contributions in 1999 and 1998, respectively.

Participant Loans
-----------------

The Plan permits participants to borrow a portion of their account, subject to certain limitations, at an annual rate of interest with a specified repayment period. The minimum amount that can be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant's vested account balance. A participant may have no more than two outstanding loans. Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant's primary residence. Loan interest rates remain fixed during the term of the loan. The loan is secured by the participant's account balance.

Payment of Benefits
-------------------

Participants may withdraw funds subject to the requirements of the Plan. On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account balance, monthly installments for up to 30 years, an annuity, or a combination of these forms. To the extent amounts are invested in the CIGNA Stock Fund, a participant may elect to receive such amounts in shares of CIGNA common stock.

Transfers from Other Plans
--------------------------

In February 1998, assets of approximately $46 million were transferred into the Plan from the Healthsource Retirement Savings Plan and Trust as a result of the merger of the plans.

                               CIGNA 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS

Plan Termination
----------------

CIGNA intends to continue the Plan indefinitely, but reserves the right to discontinue contributions or terminate the Plan in whole or in part at any time. If contributions are discontinued or the Plan is terminated, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects and in accordance with the Employee Retirement Income Security Act of 1974 (ERISA) and its related regulations.

Plan Trustee
------------

Mellon Bank (East) N.A., Philadelphia, Pennsylvania is the Trustee for the Plan.

Note 2 - Significant Accounting Policies

Basis of Presentation
---------------------

The financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. Certain reclassifications have been made to prior year amounts to conform with the 1999 presentation.

Valuation of Investments
------------------------

Plan investments are reported at fair value. The fair value of the Fixed Income Fund is equivalent to its contract value. Contract value represents the aggregate amount on deposit, including accumulated interest. The fair value of CIGNA common stock is based upon quoted market price. Fair value of Connecticut General Life insurance Company's (CGLIC) separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Plan Expenses
-------------

The investment results of all funds except for the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by CGLIC. Brokers' commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants' accounts and have been reflected as a reduction of the CIGNA Stock Fund's investment income in these financial statements. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.

                               CIGNA 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments

The Plan's investment options include a fixed group annuity contract with CGLIC that provides an annual fixed rate of interest, subject to change, a CIGNA company stock fund that invests in CIGNA common stock, and several CGLIC separate accounts that invest in a variety of funds. Participants may transfer assets among the investment options, subject to certain restrictions.

The following presents investments that represent 5% or more of the Plan's net assets.

                                                                       As of
                                                                    December 31,
                                                              1999               1998
                                                             ------             ------
                                                                 ($ in thousands)

Fixed Income Fund                                          $1,032,935        $  935,011

CIGNA Stock Fund
     (3,784,968 and 3,204,934 shares, respectively)           304,971           247,821

CGLIC separate accounts:

     Charter Large Company Stock Index Fund                   333,173           226,927

     Charter Large Company Growth Fund                        190,214                --

     Fidelity Advisor Growth Opportunities Fund                    --           341,284

The CIGNA Stock Fund includes nonparticipant-directed investments of $14.9 million at December 31, 1999.

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                           For the Years Ended December 31,
                                                               1999              1998
                                                             --------          --------
                                                                   (In thousands)
CGLIC separate accounts                                      $140,941          $134,792

CIGNA common stock                                              5,986            58,810
                                                             --------          --------

                                                             $146,927          $193,602
                                                             ========          ========

                               CIGNA 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS

Note 4 - Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                     As of
                                                                 December 31,
                                                             1999             1998
                                                           -------          -------
                                                               (In thousands)
Net Assets:

     CIGNA Stock Fund                                      $14,888          $    --

     Employer contribution receivable                       12,170            8,939

     Dividends receivable                                       58               --
                                                           -------          -------

                                                           $27,116          $ 8,939
                                                           =======          =======


                                                        For the Years Ended December 31,
                                                            1999             1998
                                                          --------         --------
                                                                (In thousands)
Changes in Net Assets:

     Contributions                                        $ 21,035         $  8,939

     Dividends and loan interest                               180               --

     Net depreciation in fair value of investment             (870)              --

     Benefits paid                                          (1,211)              --

     Loan activity (net)                                      (645)              --

     Transfers to participant-directed investments            (312)              --
                                                          --------         --------

                                                          $ 18,177         $  8,939
                                                          ========         ========

                               CIGNA 401(k) PLAN

                         NOTES TO FINANCIAL STATEMENTS

Note 5 - Tax Status

A favorable determination letter was received from the Internal Revenue Service
(IRS) for the Plan and all Plan amendments through December 31, 1994, indicating that the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 6 - Related Party Transactions

There are transactions between the Plan and CIGNA and its affiliates which, in the opinion of Plan management, are exempt from detailed reporting under Title I of ERISA. Investments in CGLIC's separate accounts represent investments for which CGLIC (a CIGNA subsidiary) has fiduciary responsibility. Investment in the Fixed Income Fund represents participation in the general account assets of CGLIC. CGLIC is the Plan's recordkeeper.

                                       SUPPLEMENTAL SCHEDULE

                                        CIGNA 401 (k) PLAN

                          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                      As of December 31, 1999

                                          (In thousands)

  Identity                                                                               Current
  of Party                                   Description                                  Value
--------------               ---------------------------------------------------      ------------

*   CGLIC                    Fixed Income Fund                                        $ 1,032,935

*   CIGNA                    CIGNA Stock Fund
                                 CIGNA common stock (cost, $219,490)                      304,926
                                 Short-term investments (cost, $45)                            45

                             CGLIC separate accounts:
*   CGLIC                        Charter Large Company Stock Index Fund                   333,173

*   CGLIC                        Charter Large Company Growth Fund                        190,214

*   CGLIC                        Barclays Equity Market Index Fund                         36,923

*   CGLIC                        Charter Small Company Growth Fund                         36,042

*   CGLIC                        State Street Global Advisors EAFE Index Fund              28,699

*   CGLIC                        Charter Midsize Company Growth Fund                       18,744

*   CGLIC                        Charter Foreign Stock II Fund                             18,143

*   CGLIC                        Charter Small Company Value Fund                          15,847

*   CGLIC                        Charter High Yield Bond Fund                               8,179

    Participant
    Loans                    5.14% to 12.95%; maturity 2000-2009                           46,699
                                                                                      -----------

                                  Total assets held for investment purposes           $ 2,070,569
                                                                                      ===========


*   indicates party-in-interest to the Plan

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                CIGNA 401(k) PLAN



Date:  June 27, 2000                            By: /s/ Stewart M. Beltz
                                                    ----------------------------
                                                    Stewart M. Beltz
                                                    Plan Administrator

                                Index to Exhibits
                                -----------------



Number                Description               Method of Filing
------                -----------               ----------------

23                    Consent of                Filed herewith
                      Independent
                      Accountants